Exhibit 99.1

Company Contact:	Investor Relations Contact:
Lian Xin, Senior Manager	David Rudnick, Account Manager
China GrenTech Corp. Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (1) 646-626-4172 (New York)
E-mail: investor@powercn.com	E-mail: david.rudnick@ccgir.com

China GrenTech Announces Second Quarter 2011 Financial Results

SHENZHEN, CHINA – August 10, 2011 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Financial Highlights

•	Total revenue was RMB400.0 million (US$61.9 million)(1), an increase of 8.0% year-over-year compared to RMB370.4 million during the second quarter of 2010

•	Gross profit was RMB109.9 million (US$17.0 million), an increase of 19.1% year-over-year compared to RMB92.3 million during the second quarter of 2010

•	Operating income was RMB29.0 million (US$4.5 million), an increase of 59.2% year-over-year compared to RMB 18.2 million during the second quarter of 2010

•	Net income attributable to shareholders was RMB12.7 million (US$2.0 million), an increase of 142.3% year-over-year compared to RMB5.3 million during the second quarter of 2010

•	Diluted earnings per ADS(2) was RMB0.56 (US$0.09), compared to RMB0.22 per ADS during the second quarter of 2010

(1)

The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on June 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.4635. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2011.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

“We are pleased to report robust financial results in the second quarter, with a 59.2% growth in operating income as our new products and services mix enabled strong margin expansion and gains in profitability as compared to the same quarter last year. We also capitalized upon our strategic focus on new technology, new products and new businesses. We believe that we are well positioned given a strategic shift in China’s telecommunication industry to benefit from key business areas such as WLAN, the CMMB project, network coverage for subways, miniaturized base station antennas, and small-scale trials of RF ceramic filters. We are actively transitioning to these high growth areas even as we maintain our market leadership in the traditional wireless coverage products and services and base station RF products.” said Mr. Yingjie Gao, Chairman and CEO of GrenTech.

“The major telecommunication operators in China have increased their investment in WLAN, and GrenTech was selected as the provider for ten individual provinces in the recent centralized bidding held by China Unicom for its WLAN equipment needs. Our success in new business areas also includes being selected as the equipment and services provider of nine provinces and cities in the CMMB project and bids won for subway network coverage in seven cities. GrenTech will continue to participate in the individual bidding for these new businesses going forward,” Mr. Gao added.

“2011 will be an important year for GrenTech due to telecommunication operators’ significant investment in the industry combined with the Company’s new production and technology introductions, both of which we expect to enhance our market position and drive continued growth in our businesses,” Mr. Gao concluded.

Second Quarter 2011 Financial Results

Revenue

Revenue for the second quarter 2011 was RMB400.0 million (US$61.9 million), representing a RMB29.6 million (US$4.6 million) or 8.0% increase compared to the same period of 2010. The primary drivers were increased revenue of RMB 46.7 million (US$7.2 million) generated from China Unicom, representing an increase of 64.8% from the second quarter of 2010, and increased revenue of RMB21.0 million (US$3.3 million) generated from China Mobile, representing an increase of 15.0% from the second quarter of 2010. Revenue from China Telecom decreased by RMB20.3 million (US$3.1 million). Revenue generated from base station RF products increased by RMB3.4 million (US$0.5 million) compared to the same period of 2010.

	Three Months Ended June 30
	2010	2011
	Revenues (RMB’000)	Revenues (RMB’000)	Revenues (US$’000)	% of Total Revenues
Wireless Coverage Products and Services
China Mobile	140,244	161,292	24,954	40.3%
China Unicom	72,141	118,874	18,392	29.7%
China Telecom	63,593	43,281	6,696	10.8%
Overseas	2,873	1,619	250	0.4%
Non-operators	24,365	4,353	673	1.1%
Subtotal	303,216	329,419	50,965	82.3%
Base Station RF Products
OEMs	67,197	70,598	10,923	17.7%

Total	370,413	400,017	61,888	100.0%

Cost of Revenues

Cost of revenues in the second quarter of 2011 was RMB290.1 million (US$44.9 million), representing a 4.3% year-over-year increase from RMB278.2 million. The increase was driven primarily by the increased sales volume.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2011 was RMB109.9 million (US$17.0 million), representing an increase of 19.1%, or RMB17.6 million (US$2.7 million) from RMB92.3 million in 2010. Gross margin for the second quarter of 2011 was 27.5%, compared to 24.9% in the comparable period of 2010. Such increase in gross margin was a result of an increased portion of sales related to higher margin integrated services compared to the same period of 2010.

Other Revenue

During the second quarter of 2011, other revenue was RMB4.7 million (US$0.7 million), compared to RMB4.4 million in the same period of 2010. The slight increase was attributable to an increased rental rate from the area of the Company’s headquarters which are leased to third parties.

Operating Expenses

Total operating expenses for the second quarter of 2011 were RMB85.5 million (US$13.2 million), representing a 9.1% increase from RMB78.4 million in the second quarter of 2010.

Research and Development Costs

Research and development costs for the second quarter of 2011 were RMB20.3 million (US$3.1 million), relatively unchanged from RMB20.6 million in the corresponding period in 2010.

Sales and Distribution Expenses

Sales and distribution expenses for the second quarter of 2011 were RMB40.6 million (US$6.3 million), an increase of 9.7% compared to RMB37.1 million in the corresponding period in 2010. The increase was primarily due to increased distribution expenses resulting from increased sales volume as well as increased miscellaneous expenses such as human capital expenses, conference fees, travel expenses, etc.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2011 were RMB24.5 million (US$3.8 million), representing an increase of 18.5% compared to RMB20.7 million in the corresponding period last year. The increase was mainly attributable to an increase in building maintenance cost and human capital expenses.

Operating Income

During the second quarter of 2011, operating income was RMB29.0 million (US$4.5 million), compared to RMB18.2 million in the same period in 2010. Operating margin for the second quarter of 2011 was 7.3% compared to 4.9% in the comparable period of 2010.

Other Income/Expense

Interest income during the second quarter of 2011 was RMB4.2 million (US$0.7 million), a slight increase from the corresponding period in 2010 of RMB4.0 million.

Interest expense during the second quarter of 2011 was RMB18.4 million (US$2.8 million), which increased by 23.7% from RMB14.8 million during the corresponding period in 2010. The increase in interest expense was primarily due to an increase in short-term bank loans and an increase in the effective interest rate.

Earnings

Net income attributable to shareholders for the second quarter of 2011 was RMB12.7 million (US$2.0 million), an increase of RMB7.5 million or 142.3% compared to net income of RMB5.3 million in the same period of 2010.

Diluted earnings per ADS for the second quarter of 2011 were RMB0.56 (US$0.09), compared to diluted earnings per ADS of RMB0.22 in the same period of 2010.

Balance Sheet

Cash, cash equivalents and restricted cash were RMB203.7 million (US$31.5 million) as of June 30, 2011, representing a decrease of 56.7% as compared to December 31, 2010. This is primarily attributable to additional cash spending on raw material procurement, research and development, as well as the ground construction of GrenTech High-tech park located in Longgang District.

Total accounts receivable including long-term accounts receivable as of June 30, 2011 was RMB1,750.3 million (US$270.8 million), representing an increase of 8.2% as compared to December 31, 2010. This is primarily due to increased revenue in the second quarter of 2011 for which most accounts receivable have not entered into the collection period.

Inventories as of June 30, 2011 increased by 32.1% to RMB849.6 million (US$131.4 million) compared to December 31, 2010. The increase in inventories was in line with that of sales as a result of business growth.

Total assets as of June 30, 2011 were RMB3,661.2 million (US$566.4 million), an increase of 7.1% from December 31, 2010.

Total liabilities as of June 30, 2011 were RMB 2,119.1 million (US$327.9 million), an increase of 13.5% from December 31, 2010.

Subsequent Events

In August 2011, one of the Company’s independent directors, Mr. Mak Kin Kwong, resigned for personal reasons. Mr. Kwong’s resignation is not in connection with any known disagreement with the Company on any matter and was approved by the Company’s board of directors.

Business Outlook

Wireless Coverage Products and Services

In an effort to stay competitive in the telecommunication industry and provide stable and high-quality networks, the three telecommunication operators are increasingly focusing on network quality and service diversification. As a result, telecommunication operators’ capital expenditures this year are expected to exceed that of 2010.

In addition, the build out of WLAN coverage is accelerating at a very fast pace, benefiting from increased investment in WLAN coverage by telecommunication operators in China. We believe that our recent bid wins demonstrate our position in the market and further support our steady growth and increasing earnings in this business segment.

We also capitalized upon our strategic focus on new technology, new products and new businesses. We believe that we are well positioned given a strategic shift in China’s telecommunication industry to benefit from not only the key business areas such as WLAN, but also the CMMB project, network coverage for subways, and miniaturized base station antennas. We are optimistic about the future growth aspects of the industry and anticipate these positive industry drivers will provide GrenTech with excellent opportunities to further expand its customer base and market presence.

Base Station RF Products

In the traditional filters market, the Company believes that base station equipment manufacturers will have steady demand. In the domestic sub-system market, the Company expects demand will increase in the second half of 2011. In the overseas operators market, sales from TMA, devices, repeaters, and services are expected to increase in the second half of 2011. The Company will also introduce RF ceramic filters and sub-systems to overseas operators, which will build a strong foundation for the growth of the base station RF business in the future. Finally, the RF ceramic filters market is undergoing a trial stage for major base station equipment manufacturers and the Company expects the initial batch of shipment in small quantity in the third quarter of 2011.

Guidance for Third Quarter 2011

For the third quarter of 2011, GrenTech forecasts its revenue to be in the range of RMB410.0 million to RMB450.0 million.

Conference Call

The Company will host a conference call at 8:00 a.m. ET or 8:00 p.m. Beijing/Hong Kong time on August 11, 2011, to discuss the results for the second quarter 2011. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-866-383-8108. International callers should dial +1-617-597-5343 and Hong Kong callers should dial ###-##-####. When prompted by the operator, mention conference pass code GRENTECHCALL.

If you are unable to participate in the call at this time, a replay will be available for 7 days starting on August 11, 2011. To access the replay, please dial +1-888-286-8010, international callers dial +1-617-801-6888, and enter the pass code 18496722.

A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at: http://www.grentech.cn/Catalog_209.aspx

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which his enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors, which could adversely affect the Company’s business and margins; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators (including the Company’s bids for the CMMB project); uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to factors beyond the Company’s control; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainty regarding the planned integration of telecom, broadcast TV and Internet networks in China and how such convergence, if it happens, may affect the Company’s business; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

- Financial Tables Follow -

China GrenTech Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheet

(RMB and US$ expressed in thousands)

	December 31, 2010	June30, 2011	June 30, 2011
	RMB	RMB	US$

Assets
Cash and cash equivalents	380,098	103,743	16,051
Restricted cash	90,132	99,987	15,469
Accounts receivable, net	1,154,540	1,306,851	202,189
Inventories	643,265	849,615	131,448
Other current assets	106,953	168,545	26,077

Total current assets	2,374,988	2,528,741	391,234
Long-term accounts receivable	462,521	443,430	68,605
Other non-current assets	581,494	688,981	106,596

Total assets	3,419,003	3,661,152	566,435

Liabilities
Short-term bank loans	638,229	960,487	148,602
Other current liabilities	1,133,772	1,084,029	167,715

Total current liabilities	1,772,001	2,044,516	316,317
Long-term bank loan	90,000	70,000	10,830
Other non-current liabilities	4,598	4,554	705

Total liabilities	1,866,599	2,119,070	327,852

Equity
Non-controlling interests	6,335	5,363	830
Total equity attributable to the equity shareholders of China GrenTech Corporation Limited, or GrenTech	1,546,069	1,536,719	237,753

Total liabilities and equity	3,419,003	3,661,152	566,435

China GrenTech Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(RMB and US$ expressed in thousands)

	For Three Months Ended June 30,			For Six Months Ended June 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$

Revenues	370,413	400,017	61,889	529,777	577,642	89,370
Cost of revenues	(278,158)	(290,119)	(44,886)	(398,766)	(422,495)	(65,366)

Gross profit	92,255	109,898	17,003	131,011	155,147	24,004
Other revenue	4,401	4,653	720	7,532	8,076	1,249
Operating expenses:
Research and development costs	(20,633)	(20,321)	(3,144)	(34,346)	(38,599)	(5,972)
Sales and distribution expenses	(37,064)	(40,646)	(6,289)	(67,505)	(70,097)	(10,845)
General and administrative expenses	(20,714)	(24,544)	(3,797)	(38,794)	(44,048)	(6,815)

Total operating expenses	(78,411)	(85,511)	(13,230)	(140,645)	(152,744)	(23,632)

Operating income/(loss)	18,245	29,040	4,493	(2,102)	10,479	1,621
Other (expense)/income:
Interest income	3,951	4,212	652	8,728	9,201	1,424
Interest expense	(14,848)	(18,360)	(2,841)	(28,059)	(34,375)	(5,318)
Investment income	0	0	0	0	9	1
Foreign currency exchange loss	(453)	(985)	(152)	(496)	(1,529)	(237)
Grant income	8	0	0	2,100	100	15

Total other expense	(11,342)	(15,133)	(2,341)	(17,727)	(26,594)	(4,115)

Income/(loss) before income tax expense	6,903	13,907	2,152	(19,829)	(16,115)	(2,494)
Income tax expense	(1,662)	(1,647)	(255)	2,136	4,570	707

Net income/(loss)	5,241	12,260	1,897	(17,693)	(11,545)	(1,787)
Net income(loss) attributable to non-controlling interests	16	476	74	35	973	151

Net income/(loss) attributable to equity shareholders of the Company	5,257	12,736	1,971	(17,658)	(10,572)	(1,636)

Earnings per share attributable to the equity shareholders of the Company:
– Basic	0.01	0.02	0.003	(0.03)	(0.02)	(0.003)

– Diluted	0.01	0.02	0.003	(0.03)	(0.02)	(0.003)

Weighted average number of ordinary shares outstanding:
– Basic	586,226,100	563,774,733	563,774,733	587,529,775	563,509,742	563,509,742

– Diluted	592,374,901	570,164,522	570,164,522	587,529,775	563,509,742	563,509,742

China GrenTech Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(RMB and US$ expressed in thousands)

	For Six Months Ended June 30,
	2010	2011	2011
	RMB	RMB	US$

Net cash used in operating activities	(298,024)	(229,251)	(35,469)
Net cash used in investing activities	(21,482)	(146,100)	(22,603)
Net cash provided by/ (used in) financing activities	39,315	100,525	15,553
Effect of exchange rate changes on cash	(496)	(1,529)	(237)

Net decrease in cash and cash equivalents	(280,687)	(276,355)	(42,756)

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